EXHIBIT 21.1

Subsidiaries of Plains Exploration & Production Company

Name of Subsidiary	Jurisdiction of Organization
Plains E&P Company	Delaware
Arguello Inc.	Delaware
Plains Illinois Inc.	Delaware
Plains Resources International Inc.	Delaware
PMCT Inc.	Delaware
Plains Gulf Coast Inc.	Delaware
PXP California Inc.	Delaware